EXHIBIT 99.1

Outcome Of Annual General Meeting Of May 19, 2020

Pascale Boissel appointed new member of Innate’s Supervisory Board

MARSEILLE, France, May 20, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) announces the results of the vote of its shareholders at the Annual General Meeting (“AGM”) which took place on May 19, 2020, in Marseille, France without the physical presence of its shareholders. All resolutions were voted in accordance with the Executive Board’s recommendations.

A total of 43,629,034 votes were cast out of a total of 79,698,670 shares with voting rights, representing a quorum of 55.300%.

These resolutions, the results of the votes and other documents relating to the AGM are available in the Annual General Meeting 2020 section of the Company’s website: https://investors.innate-pharma.com/regulated-information/general-shareholders-meeting.

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The 2019 20-F of the Company is available on its website.

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During the meeting, Pascale Boissel was appointed as a new member of the Supervisory Board and member of the Audit Committee.

With more than 30 years of financial experience, Mrs. Boissel is an expert in finance, audit, transactions, internal control, growth management and restructuring operations. Her experience has been represented in a variety of industries, including: food and beverage (Danone), building materials (Lafarge Holcim), education, and health and biotechnology. She began her career in audit and corporate finance at PricewaterhouseCoopers Paris. Mrs. Boissel is currently a financial consultant and part-time CFO of Novadiscovery.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com

Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com